Exhibit 99.1

CORRECTION - HPH Announces Changes to the Board of Directors

GUANGZHOU, China, October 9, 2024 (GLOBE NEWSWIRE) -- the board of directors (the “Board”) of Highest Performances Holdings Inc. (NASDAQ: HPH) (“HPH” or the “Company”), today announced a correction to its press release disseminated on October 1, 2024 which announced changes to the board of directors. The original statement regarding the professional experience of the newly appointed Chairperson is entirely replaced and changed to the following: “Since June 2023, Ms. Hang Suong Nguyen has served as the Vice President of WEALTH WILL LIMITED, overseeing operational strategies and driving the company’s capital deployment and growth in multiple emerging markets. Prior to that, from late 2018 until May 2023, she held the position of Sales Director at Trustwell Far East Pte. Ltd., where she was responsible for formulating and executing sales strategies, managing the sales team, analyzing market demands, maintaining customer relationships, and expanding business channels, making significant contributions to the company’s cross-border business. Ms. Nguyen obtained her Bachelor’s degree in International Business from Vietnam National University in 2008 and her Master’s degree in Business Administration from Hanoi University of Science and Technology in 2009.” The rest of the press release remains unchanged. The updated press release follows.

October 1, 2024 (GLOBE NEWSWIRE) -- the board of directors (the “Board”) of Highest Performances Holdings Inc. (NASDAQ: HPH) (“HPH” or the “Company”), today announced the appointment of Ms. Hang Suong Nguyen (“Ms. Nguyen”) as the new chairwoman of the Board, effective from September 30, 2024. Ms. Nguyen will succeed Mr. Chin Hua Peh, who will continue to serve as a director of the Company.

Ms. Hang Suong Nguyen, Director and the Chairwoman of the Board

Since June 2023, Ms. Hang Suong Nguyen has served as the Vice President of WEALTH WILL LIMITED, overseeing operational strategies and driving the company’s capital deployment and growth in multiple emerging markets. Prior to that, from late 2018 until May 2023, she held the position of Sales Director at Trustwell Far East Pte. Ltd., where she was responsible for formulating and executing sales strategies, managing the sales team, analyzing market demands, maintaining customer relationships, and expanding business channels, making significant contributions to the company’s cross-border business. Ms. Nguyen obtained her Bachelor’s degree in International Business from Vietnam National University in 2008 and her Master’s degree in Business Administration from Hanoi University of Science and Technology in 2009.

The Board also announces that Mr. Jidong Luo has decided to resign from the Board as director and chairman of the audit committee due to personal reasons, effective from September 30, 2024.

The Board has also appointed the following individuals to new roles of the Company, effective from September 30, 2024:

Dr. Lihong Zhai, as independent director and the chairman of the audit committee;

Ms. Min Zhou, as independent director and the chairwoman of the nominating and governance Committee; and

Ms. Yingying Li, as independent director and the chairwoman of the compensation committee.

Ms. Min Zhou, Independent Director and the Chairwoman of the Nominating and Governance Committee

Ms. Min Zhou has been an executive director of Tian Ruixiang Holdings Ltd (NASDAQ “TIRX”) since April 2024. Prior to this role, Ms. Zhou worked as an investment manager at Huobi Capital from September 2021 to September 2022, where she developing investment plans and agreements for participating in the negotiation and trading of investment projects. She has rich experience in supervising the operation and development of investment projects. From September 2016 to June 2021, Ms. Zhou was the business development manager of Delta Insurance Brokerage Co. , Ltd. Ms. Zhou has extensive experience in ensuring compliance with securities laws and regulations, protecting shareholders’ interests, as well as participating in the formulation of company strategy and supervising management implementation to promote the company’s long-term development and enhance shareholder value. Ms. Zhou graduated from Hunan University with a bachelor’s degree in mechanical automation.

Ms. Yingying Li, Independent Director and the Chairwoman of the Compensation Committee

Since 2022, Ms. Yingying Li has served as the OEM cotton product director at Qinshu (Shanghai) Trading Co., Ltd. From July 2021 to October 2022, Ms. Li served as the general manager of the Product Planning Department at Shanghai Metersbonwe Fashion Co., Ltd., where she had extensive experience in leading the planning team to collect, sort, analyze fashion trends, and develop product strategies based on brand positioning and annual business goals. She also had experience in preparing planning proposals, themes, and quarterly development timetables. From October 2017 to June 2021, Ms. Li served as the manager of the Product Planning Department at E-Land Group. She had extensive experience in leading the planning, design, and production teams in conducting product sketch review, sample review at selection meetings, and pricing work to ensure product completion. Ms. Li graduated from Donghua University with a Master’s degree in textile engineering.

Following the foregoing changes, our Board consists of eight directors, three of which are independent directors, and is chaired by Ms. Nguyen. Our current directors as of the date of this press release are as follows:

Name	Position
Hang Suong Nguyen·	Chairwoman of the board
Yinan Hu	Vice-Chairman and Chief Executive Officer
Youjie Kong	Director
Yong Ren	Director
Chin Hua Peh	Director
Lihong Zhai	Independent Director and the Chairman of Audit Committee
Min Zhou	Independent Director and the Chairwoman of Nominating and Governance Committee
Yingying Li	Independent Director and the Chairwoman of Compensation Committee

Mr. Yinan Hu, vice-chairman and chief executive officer of HPH, commented: “We would like to extend our warmest welcome to Ms. Nguyen, our new Chairwoman. Ms. Nguyen brings a wealth of industry experience, outstanding leadership, and sharp market insight. I believe her joining will bring new development ideas and opportunities to the Company. Under her leadership, the Company is sure to make great strides in its journey to transform into an intelligent service provider for families and businesses, achieving our mission and making new leaps forward. At the same time, we sincerely thank the outgoing Board member for his valuable contributions to the Company. Together, we will ensure a smooth transition and maintain the momentum of our growth.”

Ms. Hang Suong Nguyen, chairwoman of HPH, said: “As HPH embarks on its journey of transforming into an intelligent service provider for families and businesses, I look forward to working closely with the Board and management to actively drive the Company’s innovation. By fully leveraging the power of technology, we will build an AI-driven service platform that offers comprehensive and personalized solutions for families and businesses, while also creating greater value for shareholders.”

Forward-looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When HPH uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from HPH’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: HPH’s ability to obtain proceeds from the Agreement; HPH’s goals and strategies; HPH’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the third-party wealth management industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets HPH serves and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by HPH with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in HPH’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. HPH undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Highest Performances Holdings Inc.

Tel: +86-20-28866499

Email: ir@puyiwm.com

Highest Performances Holdings Inc.

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